UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 26, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer

# RESULTS PRESENTATION

## 2ND QTR 2021



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM
Imagine as possibilidades

# Disclaimer

This presentation **contains declarations that constitute forward looking statements** regarding the intent, belief or current expectations of the customer base, estimates regarding future financial results and other aspects of the activities.

Such **forward looking statements are not guarantees of future performance** and involve risks and uncertainties, and actual **results may differ materially from those projected** as a result of various factors.

**Analysts and investors are cautioned not to place undue reliance on those forward looking statements**, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements.

**Financial results are presented considering impacts from IFRS 16 adoption.**

The normalized numbers reported in this presentation are adjusted by the effects listed below.

(1) Due to the reverse incorporation of TIM Participações S.A. by TIM S.A. (former wholly owned subsidiary of TIM Participações S.A.) by the end of August 2020, 2020 results present TIM S.A.'s figures, in accordance with the company's financial statements (ITR and DFP). In order to provide an adequate comparison from the economic standpoint, 2019 (and previous) data disclosed reflect that in TIM Participações's financial statements.

(2) Operating Costs normalized by legal and administrative services (+R$ 13.7 million in 2Q21). Net income normalized by tax credit (-R$4.6 million in 2Q21). 2019 and 2020 normalized effects as presented in the 4th quarter release.

# Solid 2Q Results Confirms, Recovery is on Track as the Economy Reopens

**6M21 Net Service Revenue**
**+6.0% YoY**

**Net Service Revenues**
(YoY)


-3.4%
1.3%
1.9%
3.3%
8.7%
2Q20
3Q20
4Q20
1Q21
2Q21

**6M21 EBITDA growth**
**+5.2% YoY**

**20 quarters of EBITDA positive growth**

**EBITDA**[1]
(YoY)


1.2%
0.8%
3.0%
4.5%
5.9%
2Q20
3Q20
4Q20
1Q21
2Q21

**Edtech Partnership with Cogna Group (Ampli Platform)**

**Mobile and Live: New Portfolio launched in July**

**Largest Sustainability- linked debenture in Brazil**

**R$ 1.6 bln**

(1) Normalized for the effects detailed in slide 2.

# ESG: Maintaining Consistency is Key for a Long-Term Transformation

**SLB Issuance: Generating positive impact to society while reducing funding costs**

**R$ 1.6 bln**

## ESG Targets

### Social

**100%**
municipalities in Brazil with TIM's 4G coverage by 2023

### Environmental

**+80%**
eco-efficiency increase in data traffic by 2025

## Governance

***Disclosure improvement***

### ESG Report

Sustainability Report remodeled into Annual ESG Report


2020 ESG REPORT
TIM

Link to the ESG Report

### IR Website

A brand-new ESG section


ESG

Link to the IR website

## Environment Actions

***Ongoing commitment with environmental impact***

**>1,7k Active Biosites**
+30 new QoQ

**+15 Renewable energy power plants**
Power capacity of 25 MWp, supplying 970 antennas and towers in NE and CO



The first biosite in Ouro Preto (MG).

## Social Actions

***Engaged to a more egalitarian community***

### Women Empowerment

Partnership with ***Mulheres Positivas*** app to promote women's career development

### LGBTI+ Rights

Admission to the LGBTI+ Business and Rights Forum

### Global Mobile Awards

Winner in the ***Diversity in Tech Award category***

# Revenues: Positive Contribution From Major Lines

## Net Service Revenues Breakdown
(R$ mln)


+8.7%
3,926
262
29
-8
29
28
4,266
Mobile +8.5%
+11%
2Q20
Client Generated
Customer Platform
ITX
Others
Fixed
2Q21

***Consistent sequential improvement in a challenge environment (+1% QoQ)***

***Client generated growth accelerated to 7.8% YoY***

## Mobile Service Revenues

### Postpaid Revenue
(YoY)


-1.1%
2.1%
3.6%
3.9%
8.9%
2Q20
3Q20
4Q20
1Q21
2Q21

**Postpaid consistent trend – Growth acceleration**

### Prepaid Revenue
(YoY)


-10.7%
-1.3%
-4.9%
-4.1%
5.3%
2Q20
3Q20
4Q20
1Q21
2Q21

**Prepaid recovery – Returning to positive growth**

## Fixed Revenues

### TIM Live Revenue
(R$ mln)


+21.0%
148
164
172
174
179
2Q20
3Q20
4Q20
1Q21
2Q21

**Consistently contributing to the service revenues growth**

# YoY and QoQ Improvements Driven by ARPU Solid Dynamics, Proving the Positive Impact of Volume to Value Strategy

**Mobile ARPU**
(R$/mo)


+10.3%
+1.2%
23.4
25.5
25.8
2Q20
1Q21
2Q21

*ARPU growing for 22 consecutive quarters, since 2016*

**Prepaid**
(R$/mo)


+11.2%
+1.0%
11.4
12.6
12.7
2Q20
1Q21
2Q21

**Postpaid ex-M2M**
(R$/mo)


+5.6%
+0.9%
43.3
45.3
45.8
2Q20
1Q21
2Q21

## Combined improvement of rechargers and sell-out

**Avg. Recharges Sell-Out per Business Day**
(YoY)


0%
2Q20
3Q20
4Q20
1Q21
2Q21

**Rechargers**
(mln)


Jun-20
Sep-20
Dec-20
Mar-21
Jun-21

## Intra segment migrations also helping ARPU[1]


+1.8x
+16.1%
2Q20
1Q21
2Q21

(1) Net migrations to consumer pure postpaid.

# *Offer Differentiation to Enchant Customers, While also Creating New Sources of Revenues*


TIM Pré TOP
deezer Go
Só cliente TIM Pré TOP tem Deezer Go grátis!

**Deezer GO**

- Ad-free consumption on lists created on music preferences
- New attribute of offer differentiation
- Version specially developed to support TIM's market reality


HBO max
YouTube Premium
TELE CINE
HBO max
N

**One-stop-shop**

- New add-ons in the entertainment hub for TIM Black plans: HBO Max and YouTube Premium


TIM
EDUCAÇÃO COM
NOTA MÁXIMA NO MEC
NO SEU CELULAR
DESCONTO NA GRADUAÇÃO E CURSOS GRÁTIS
SEM DESCONTAR DA INTERNET
A TIM se juntou ao Anhanguera para oferecer a Ampli, uma plataforma de ensino digital.
MAIS DE 400 CURSOS GRÁTIS
NOTA MÁXIMA NO MEC
Anhanguera
ampli

**TIM + Ampli**

- Edtech partnership with exclusive benefits
- Knowledge bonus: zero rating
- Free access to 400+ courses
- Discounts on distance learning graduation

# New Venture Announced and Strong Deliveries on Ongoing Projects

**Customer Platform Revenue**
(R$ mln)


+64.9%
29
17
15
-
-
2Q20
3Q20
4Q20
1Q21
2Q21

**Financial Services** **R$ 20** mln in 2Q

**C6 Open Accounts**
(mln accounts accumulated)


3,0
2,0
1,0
-
2Q20
3Q20
4Q20
1Q21
2Q21

**Record numbers of accounts opened**

**LTV improvement with early churn reduction and higher loyalty**

New targets accomplished
Total equity stake¹
**~2.9%**

**~1.4**% in 1Q **~1.4**% in 2Q

**New Venture in the Customer Platform Portfolio**


Parceria TIM + Ampli
Educação com nota máxima no MEC no seu celular
400 CURSOS GRÁTIS
Anhanguera
ampli

**Using mobile operator assets to accelerate student intake**

**TIM + Ampli (Cogna Group)**

Participating in the fast-growing distance learning segment.

Cogna is the largest education player in Brazil and has the highest quality rate from Education Ministry.

Up to **30%** **equity stake**

**CAC revenues**

Potential to acquire **80k students per year**

**Mobile Advertising – TIM Ads** **R$ 9** mln in 2Q

| | |
|---|---|
| **19+ million** opt-ins | **Audience** |
| **Insights platform** | **Segmentation** |
| Informa TIM **Over the Top Ads**; Captive Portal **Video Views Ads**; Legacy **Massive Push Ads²**; TIM Fun **Games+ Ads**; TIM News **Content+ Ads** | **Channels** |
| **~8** mln audience for a single campaign; **>1.4** mln surveys responses; **>200**k Informa TIM bonus awards; **40**% of users w/ daily engagement in TIM Fun | **Deliveries** |

(1) The right to exercise subscription bonuses equivalent to an indirect stake of approx. 2.9% (already vested - see note 28 of the Financial Statements) of C6's share capital; (2) Invoices, Meu TIM App, SMS, MMS, RCS.

# All Set to Deliver the Next Wave of Growth: Valuable Portfolio Combined With an Accelerated Rollout

R$ **109.5**
FTTH monthly ARPU

**Blended ARPU**
(R$/mo)


83.9
+8.2%
90.8
2Q20
2Q21

***Highest ARPU in the industry***

**Customer Base**
(mln)


+10.0%
606
666
>200 mbps
150 mbps
100 mbps
60 mbps
40 mbps
2Q20
2Q21

***Revenue dynamic driven by organic growth and increasing value of customer base***

**FTTH Homes Passed**
(mln)


+38.3%
2.8
3.8
2Q20
2Q21

**6.6** mln
of total HPs

**The best upload speed**


TIM LIVE
ULTRA FIBRA
TIM
600 MEGA
NETFLIX
Paramount+

**New portfolio**

500 and 600 mbps plans

New content embedded: Netflix and Paramount+

**FIBER CO**

- CADE approval on June 16th

*Next steps*

- Anatel's prior consent
- Closing expected for September/October
- Higher secondary considering additional HPs *vs* deal's original scope
- Smooth transition with a TSA contract
- Additional FTTSite contract to be signed at closing

# Fast-paced Network Evolution to Quickly Enjoy the New Opportunities That Will Come With Market Consolidation and 5G

## Mobile Access Network

### Coverage expansion

**4G**

**4.3**k cities
+22% YoY

Sky Coverage project **224** sites

2023 commitment status


72%

**700MHz**
**3.6**k cities
+37% YoY

**4.5G**
**1.5**k cities
+20% YoY

### Capacity and modernization

**M-MIMO**
**+285** sites QoQ

**Site Modernization** **+1,3**k sites QoQ

### Network Sharing Agreement Update

**Single Grid**

- Coverage Expansion: >350 cities implemented (each)
- Consolidation: tests started in 20 cities (10 each)

**2G switch-off**

- Tests underway and rollout expected in 4Q

***The highest % of customers' time on 4G network and the 2nd in coverage score[1]***

## Transportation Network

**FTTCity**
('000)


+17.1%
912
1,068
2Q20
2Q21

**Backbone + Backhaul**
('000 km)


+6.6%
104
111
2Q20
2Q21

### Anticipating TAC commitments deliveries

(# cities)


Delivered
To be delivered
196
288
12
2021
2022
700MHz
47
54
2021
2022
FTTCity
75
99
2021
2022
4G

(1) According to Telesintese News in Jun, 1st 2021.

# Isolating Volume-Driven Costs Discontinuity, Opex Would've Been Stable With Digitalization Supporting Better Performance on Operational Side


Opex[1]
(R$ mln)
+0.2%
+15.1%
2,302
2,003
2,306
2Q19
2Q20
2Q21


2,003
2,306
2Q20
Related to Covid-19
Other Effects
2Q21

**+5.2% YoY**
1H21 EBITDA

**47.1%**
EBITDA margin in 1H21


EBITDA[1]
(R$ mln)
+7.1%
+5.9%
1,961
1,984
2,101
2Q19
2Q20
2Q21

## Digital transformation still contributing to put costs on the right path

- **+17% YoY** E-Bills (Penetration of 78%)
- **+5% YoY** E-Payment amount (Penetration of 77%)
- **-10% YoY** Non-human interactions
- **+21% YoY** Meu TIM app unique users
- **+19 p.p. YoY** E-Recharges penetration
- **+57% YoY** Recharges via app
- **+28% YoY** Pure Postpaid E-Sales


CAPEX
(R$ mln)
+34.5%
673
906
2Q20
2Q21


Net Income[1]
(R$ mln)
+154.7%
267
681
2Q20
2Q21

(1) Normalized for the effects detailed in slide 2.

# Strong Cash Flow Generation Improving Financial Position Assessment for Oi's Mobile Assets Acquisition

## Normalized Operating Free Cash Flow Evolution[1]
(R$ mln)

R$ **7.1** bln
of cash position



OFCF is partially benefited by Anatel Fee payment postponement (~R$ 480 mln)[2]
1,192
203
-652
1,102
1,844
+54.8%
6M20
Δ EBITDA
Δ Capex
Δ Working Capital
6M21



+96.5%
622
1,222
1Q21
2Q21

## Net Financial Position
(R$ mln)



-26.6%
-12.4%
7,057
5,917
5,183
2Q20
1Q21
2Q21

| Net Debt / EBITDA LTM | 2Q20 | 1Q21 | 2Q21 |
|---|---|---|---|
| Reported | 0.85x | 0.70x | 0.60x |
| After Lease | -0.09x | -0.34x | -0.44x |

## Financing Strategy

- R$ **1.1** bln in **Bilateral loans**
- R$ **1.6** bln in **infrastructure Debenture**
- R$ **1.1** bln from **Fiber Co**
- **Additional ~R$ 1 bln expected in 2021e**
- New funding avg. cost **CDI +0.99%**

(1) EBITDA and Working Capital normalized for the effects detailed in slide 2; (2) FISTEL TFF postponement totals ~970 mln (2020+2021).

# Solid 1H Deliveries Despite Headwinds Confirm a Positive View for 2H

## 1H21 Recap

***Recovery of Pandemic Impacts***

**% of PoS Closed - Value Channel**[1]


60%
40%
20%
0%
Apr-20
Jun-20
Aug-20
Oct-20
Dec-20
Feb-21
Apr-21
Jun-21

***Financials***

**+6.0% YoY** 6M21 Net Service Revenue

**+5.2% YoY** 6M21 EBITDA growth

***New Sources of Revenues***

**R$ 46 mln** in Customer Platform Revenues

New partnerships and products launched

***M&A Front***

**Oi Acquisition funding well executed**

**Signing with IHS for 51% of FiberCo**

## What to expect for 2H21:

***Oi's Assets Acquisition***

- **Anatel's prior consent and CADE's approval to happen in Q3/Q4**
- **Positive view on the outcome as the deal already addresses main concerns and respect fundamental rules**
- **Closing expected for Q4**

***Spectrum Auction***

- **Auction expected for Sep/Oct**
- **Infrastructure development focus is being confirmed**

***New Partnerships on the Horizon***

- **Digital Wallet to complement financial services portfolio expected for Q3 (contract negotiation stage)**
- **E-Health solution more broadly discussed, 10+ players interested (from large companies to startups)**

***Operations***

- **Continuous focus on execution to deliver the promises made to the market**

(1) Owned stores and retailers.